DC

No Act

P.E. 1-19-07

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE [redacted]

07047206

March 9, 2007

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3-9-2007

Steven J. Kemps
Senior Vice President and Deputy General Counsel
Dean Foods Company
2515 McKinney Avenue, Suite 1200
Dallas, TX 75201

Re: Dean Foods Company
Incoming letter dated January 19, 2007

Dear Mr. Kemps:

This is in response to your letter dated January 19, 2007 concerning the shareholder proposal submitted to Dean Foods by Boston Common Asset Management, LLC, the Needmor Fund, and the Dominican Sisters of Springfield Illinois. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
APR 02 2007
THOMSON
FINANCIAL

MAR 15 2007

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Steven Heim
Director of Social Research
Boston Common Asset Management, LLC
84 State Street, Suite 1000
Boston, MA 02109

931336

Dean
FOODS

January 19, 2007

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Dean Foods Company – Notice of Intent to Omit Shareholder Proposal from Proxy Materials Pursuant to Rule 14a-8 Promulgated under the Securities Exchange Act of 1934, as amended, and Request for No-Action Ruling

Ladies and Gentlemen:

Dean Foods Company, a Delaware corporation ("Dean" or the "Company"), files this letter under Rule 14a-8(j) under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), to notify the Securities and Exchange Commission (the "Commission") of Dean's intention to exclude shareholder proposals and supporting statements from the proxy materials for Dean's 2007 Annual Meeting of Shareholders (the "2007 Proxy Materials"). The Proposals were submitted by Boston Common Asset Management, LLC, the Needmor Fund and the Dominican Sisters of Springfield Illinois (collectively, the "Proponents"). Each of the Proponents submitted an identical proposal and supporting statement, which are collectively referred to in this letter as the "Proposal." Dean asks that the staff of the Division of Corporation Finance of the Commission (the "Staff") not recommend to the Commission that any enforcement action be taken if Dean excludes the Proposal from its 2007 Proxy Materials under Rule 14a-8(i)(7), because the Proposal deals with matters relating to the Company's ordinary business operations.

In accordance with Rule 14a-8(j), six copies of this letter and its attachments are enclosed. Also, in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to the Proponents, informing them of the Company's intention to omit the Proposal from its 2007 Proxy Materials. Pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before the Company files its definitive 2007 Proxy Materials with the Commission.

THE PROPOSAL

A copy of the Proposal and related correspondence is attached to this letter as Exhibit A.

Dean Foods Company
2515 McKinney Avenue, Suite 1200
Dallas, Texas 75201
Tel 214 303 3400
Fax 214 303 3499

BACKGROUND

The Proposal requests that an independent committee of the Board review the Company's policies and procedures for its organic dairy products and report to the shareholders on the adequacy of the policies and procedures to (i) protect the Company's organic dairy brands and the Company's reputation with organic food consumers and (ii) address consumer and media criticism of the Company's organic dairy production and sourcing practices.

GROUNDS FOR EXCLUSION

The Proposal relates to the conduct of ordinary business operations of the Company.

Under Rule 14a-8(i)(7) of the Exchange Act, a shareholder proposal may be omitted from a company's proxy statement if such proposal "deals with matters relating to the company's ordinary business operations." In Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"), the Commission noted that the policy underlying the ordinary business exclusion rests on two central policy considerations. The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second relates to the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

Here, the Proposal requests a report to the shareholders on the Company's policies and procedures in connection with the production of its organic dairy products, as well as its practices related to sourcing raw milk for its organic products. The Company's policies and procedures in connection with its organic dairy products are related to the Company's ordinary business operations for purposes of Rule 14a-8(i)(7).

The Proposal addresses the Company's choice of processes used in producing organic milk at its own farms, as well as its choice of additional suppliers of such organic milk. The ability to make such decisions in connection with the Company's organic dairy products requires business judgment regarding allocation of corporate resources and is fundamental to management's ability to control the day-to-day operations of the Company. In addition, in deciding how to produce or source organic milk for its organic dairy products, the Company considers a wide variety of business factors and economic risks that may affect the Company's operations, reputation and brand value. The Company's management must evaluate a broad spectrum of factors and risks, none of which can readily be isolated from other factors. For these reasons, the Company's policies and procedures for its organic dairy products are not an appropriate subject for a shareholder proposal.

The choice of process, supplies and suppliers are all clearly matters relating to the Company's ordinary business operations. The Staff has consistently taken the position that shareholder proposals regarding the choice of process and supplies may be omitted from the issuer's proxy material pursuant to paragraph (i)(7) essentially because they "deal with ordinary business matters of a complex nature that shareholders, as a group, would not be qualified to make an informed judgment on, due to their lack of business experience and their lack of intimate knowledge of the issuer's business." Exchange Act Release No. 34-12999 (November 22, 1976). *See e.g., Borden, Inc.* (January 16, 1990) (proposal excludable because choice of process and supplies used in the preparation of its products was a matter relating to the company's ordinary business operations); *The Kroger Co.* (March 23, 1992) (proposal excludable because choice of process and supplies used in the preparation of its products was a matter relating to the company's ordinary business operations); *Seaboard Corporation* (March 3, 2003) (proposal requesting report on antibiotics in the company's hog production facilities and those of its suppliers excludable as relating to ordinary business operations); *Walgreen Co.* (October 13, 2006) (Staff concurred with the company's view that the "selection of raw materials and ingredients for its private label cosmetics and personal care product lines, within parameters established by FDA regulations" were considerations related to ordinary business operations). Similarly, proposals that potentially provide shareholders with any ability to second-guess management's decisions regarding ordinary business activities constitute an attempt to interfere with the day-to-day conduct of ordinary business operations. See *PetSmart, Inc.* (April 14, 2006).

In addition, in the 1998 Release, the Commission specifically cited "retention of suppliers" as an example of a task that is "so fundamental to management's ability to run a company on a day-to-day basis" that it cannot, "as a practical matter, be subject to direct shareholder oversight." 1998 Release. The Proposal relates directly to the Company's process of producing organic milk and its choice of supply and suppliers of raw materials for its products and therefore deals with matters relating to the Company's ordinary business operations and should be excluded.

Further, the Proposal seeks to "micro-manage" the Company by probing too deeply into matters of a complex nature. Decisions concerning the Company's production and sources of organic milk are outside the knowledge and expertise of shareholders as a group. The evaluation of alternative sources of organic milk and organic dairy farming processes requires analysis of a myriad of complex supply chain issues, including product quality, product costs, geographic location, processing and distribution costs and availability. The average shareholder, who presumably lacks training in dairy processing, organic farming or supply chain management issues, would have difficulty evaluating these issues and the data associated with producing or procuring organic milk. The Company's management, with a department at Horizon Organic dedicated to organic milk procurement, is better equipped than its shareholders to deal with these complex issues.

In addition to such supply chain issues, all food products sold in the United States which are certified organic are subject to the United States Department of Agriculture's ("USDA") organic standards. In order to bear the organic seal, the product's ingredients and production methods have been verified by an accredited certification agency meeting USDA standards for certified organic production. Organic certification includes periodic inspections of farming operations, record-keeping, soil and water conditions and processing and distribution facilities.

All of the Company's organic products are certified and meet the USDA's organic standards. The selection of raw materials for the Company's organic products, within parameters established by USDA organic standards, relates to ordinary business operations.

The fact that the Proposal is couched in the form of a request for a report does not change the nature of the subject of the requested report. In Exchange Act Release No. 34-20091 (August 16, 1983), the Commission stated that where proposals request that companies prepare reports on specific aspects of their business, "the staff will consider whether the subject matter of the special report...involves a matter of ordinary business" and "where it does, the proposal will be excludable." In accordance with this directive, the Staff has consistently permitted the exclusion of proposals seeking the preparation of reports on matters of ordinary business. *See, e.g., AT&T Corp.* (February 21, 2001); *The Mead Corporation* (January 31, 2001); *Wal-Mart Stores, Inc.* (March 15, 1999); *Nike, Inc.* (July 10, 1997).

We are aware that the Staff has previously taken the position that proposals relating to ordinary business matters but "focusing on sufficiently significant social policy issues...generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." See 1998 Release. While we believe that the Proposal itself does not purport to address any social policy issues, we note that the Proponents' supporting statement makes reference to environmental concerns and other social policy concerns. As discussed below, were the Staff to question whether the Proposal implicates significant social policy issues, the Company believes that the "significant social policy exception" to Rule 14a-8(i)(7) is inapplicable with respect to the Proposal.

In Staff Legal Bulletin No. 14C (June 28, 2005) ("SLB 14C"), the Staff further clarified which shareholder proposals involving environmental and public health issues they believe would fall under the significant social policy exception. According to SLB 14C, shareholder proposals dealing with environmental or public health concerns may be omitted under the ordinary business operations exclusion in Rule 14a-8(i)(7) if they call for an internal assessment of risks and liabilities of a company's operations that may adversely affect the environment or the public's health, but not if they call for actual minimization or elimination of such operations. The Staff contrasted the proposal it permitted to be excluded in *Xcel Energy Inc.* (April 1, 2003)(calling for board assessment of economic risks and benefits of certain emissions) with the one it did not permit to be excluded in *Exxon Mobil Corp.* (March 18, 2005)(calling for "a report...on the potential environmental damage that would result from the company drilling for oil and gas in protected areas") to illustrate the distinction. To make such a distinction, the Staff has stated that they will consider both the proposal and the supporting statement as a whole.

In addition to the evaluation of risks related to environmental and public health concerns, the Staff has also permitted the exclusion of proposals seeking an evaluation of other categories of risks. *See e.g., J.P. Morgan Chase & Co.* (Feb. 28, 2001) (proposal recommending that the board of directors include a discussion of the risks of inflation and deflation in the company's annual report); *AT&T Corp.* (Feb. 21, 2001) (proposal requiring a report on the company's policies for involvement in the pornography industry and an assessment of certain liabilities).

Similar to the *Xcel Energy* proposal described above, the Proposal requests that the Company make an internal assessment of the risks to the Company's brand image and reputation as a result of its organic dairy production and sourcing policies and procedures. Although the supporting statement to the Proposal discusses such issues as environmental protection, animal welfare and working conditions for farm workers, it neither requests that the Company change its policies and procedures nor demands that the report itself address any specific social policy issue. Rather, the Proposal directs the Company to review its policies and procedures for its organic dairy products and to report on their impact on such things as brand image and reputation, not environmental protection, public health or any other social policy issue. For example, the Proposal's supporting statement concludes with the concern for "brand image and shareholder value." Thus, the Proposal focuses on the Proponents' concern that the Company's organic dairy practices may expose it to economic risk, and consequently, decrease shareholder value. Accordingly, based on the distinction set forth in SLB 14C, the Proposal should be omitted from the Company's proxy materials.

The Proposal expressly requests that an independent committee of the Board prepare a report on the adequacy of the Company's policies and procedures to "protect our organic dairy brands and our [C]ompany's reputation." In other words, the Proposal is seeking an assessment of the financial risks arising from the Company's organic dairy production and sourcing practices. The assessment of reputational and brand risks is highly complex and requires a detailed assessment of economic, legal and statistical factors which are central to the Company's ordinary business operations. It is well established that shareholder proposals seeking detailed information on a company's assessment of the financial implications of aspects of its business operations do not raise a significant policy issue and instead involve the ordinary conduct of a business. For example, in *General Electric Company* (January 13, 2006), the Staff concurred that the company could exclude the shareholder proposal requesting a report evaluating "the risk of damage to GE's brand name and reputation" as a result of decisions to "send manufacturing and service work to other countries" because it related to the company's ordinary business operations. In addition, in *Newmont Mining Corporation* (January 12, 2006), the Staff concurred that the company could exclude a proposal seeking a review of the company's business activities, and in particular, certain of the "financial and reputational risks" it faces. In its response, the Staff noted that the proposal was excludable under Rule 14a-8(i)(7) on the basis that it pertained to the "evaluation of risk." Similarly, in *Xcel Energy* Inc., the Staff permitted the exclusion of a proposal that called for a report on the economic risks associated with the company's greenhouse gas emissions, including the risks to "reputation and brand damage."

In requesting a report evaluating the adequacy of the Company's policies and procedures to "protect our organic dairy brands and our [C]ompany's reputation," the Proposal focuses on "an internal assessment of risks or liabilities" that the Company faces as a result of its day-to-day operating decisions. The Proposal also relates to matters involving the Company's process of producing organic milk, retention of suppliers, choice of raw materials, compliance with USDA standards and other supply chain issues. Therefore, the Proposal addresses the Company's ordinary business operations, and is excludable under Rule 14a-8(i)(7).

CONCLUSION

For the reasons set forth above, the Company hereby respectfully requests that the Staff confirm that it will not recommend enforcement action if the Proposal is excluded from the Company's 2007 Proxy Materials. Please do not hesitate to call me at (214) 303-3432 if you require additional information or wish to discuss this submission further. Please acknowledge receipt of this letter by stamping the enclosed additional copy of this letter and returning it to me in the enclosed stamped, self-addressed envelope.

Thank you for your attention to this matter.

Sincerely,

Steven J. Kemps
Senior Vice President and
Deputy General Counsel

Attachments: Exhibit A

cc: Michelle P. Goolsby – Dean Foods Company
Meredith B. Cross – Wilmer Cutler Pickering Hale and Dorr LLP
Steven Heim – Boston Common Asset Management, LLC
Sister Linda Hayes, OP – Dominican Sisters of Springfield, IL

EXHIBIT A

December 11, 2006

Michelle P. Goolsby
Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary
Dean Foods Company
2515 McKinney Ave. Suite 1200
Dallas, Texas 75201

RE: Shareholder proposal by Boston Common Asset Management.

Dear Ms. Goolsby:

Boston Common Asset Management, LLC (Boston Common) is an investment manager that serves investors concerned about the social and environmental impact, as well as the financial return, of their investments. Boston Common currently owns 3,900 shares of Dean Food's common stock, in IBT Omnibus Account BOSTONCOMMON. Our clients hold in total about 21,150 shares in Dean Foods and several have been long-term shareholders.

Dean Foods' Horizon Organic brand is the leading organic milk and dairy products brand in the U.S.. Organic foods are an important consumer market for Dean Foods. As you know, last year Boston Common Asset Management and the Needmor Fund filed a shareholder proposal regarding Dean Foods sourcing of raw organic milk from factory farms. We believe that Horizon's brand reputation has been hurt by increasing negative publicity about this. Further, the USDA may adopt stricter organic dairy standards, or may enforce existing standards, and that could seriously jeopardize Horizon's raw milk supply. We continue to believe that Dean's current organic milk procurement policy is a significant business issue that the company should address for its shareholders. Boston Common seeks to resolve concerns with companies through dialogue. We look forward to continuing our discussions regarding these issues. However, we are filing the enclosed proposal to protect our clients' rights to present our concerns to shareholders via the proxy statement, if necessary.

Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2007 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 (the "Act"). Boston Common is the beneficial owner, as defined in Rule 13d-3 of the Act, of the above mentioned number of shares. Boston Common has held at least $2,000 in market value of these securities for more than one year at the time of the filing of this shareholder proposal and will continue to hold at least the requisite number of shares for proxy resolutions through the stockholders' meeting. Boston Common is the primary filer for this shareholder proposal. Verification of ownership will be provided under separate cover. A representative of the filers will attend the stockholders' meeting to move the resolution as required.

We look forward to hearing from you. We hope that we may discuss our proposal further and reach an agreement that may allow us to withdraw our proposal. Please send correspondence related to this matter to my attention, to Boston Common Asset Management, 84 State Street, Suite 1000, Boston, MA 02109. I can be reached by phone at (802) 223-4627 or (617) 720-5557, via fax at (617) 720-5665, or via email at sheim@bostoncommonasset.com.

Sincerely,

Steven Heim
Director of Social Research

Encl. Resolution Text

Dean Foods – 2007

Responding to Widespread Consumer Concerns regarding the Reputation and Propriety of Dean Food's Organic Dairy Labels

RESOLVED: Shareholders request that an independent committee of the Board review our company's policies and procedures (P&P) for its organic dairy products and report to shareholders by September 1, 2007 on the adequacy of the P&P to:

* protect our organic dairy brands and our company's reputation with organic food consumers;
* address consumer and media criticism of our company's organic dairy production and sourcing practices.

The report, to be prepared at reasonable cost, may omit confidential information.

Supporting Statement

Many consumers are turning to organic food brands because they no longer trust the conventional food system. We believe that protecting consumer confidence is essential for the long-term value of organic food brands, including those of our Company.

We believe a prime motivating interest of consumers buying organic products, including organic milk and dairy products and paying the higher price premium, is that buying organic foods supports environmental protection, humane animal husbandry practices and economic fairness for family farmers. Many believe the survival of family farming nationwide may depend more and more on the legitimacy of organic farming standards and associated marketing brands.

To some consumers, organics means avoidance of the effects of large-scale livestock operations. The article "Impacts of Wastes from Concentrated Animal Feeding Operations (CAFOs) on Water Quality." (*Environmental Health Perspectives Online* Nov. 14, 2006) states that "Based on available data, generally accepted livestock waste management practices do not adequately or effectively protect water resources from contamination with excessive nutrients, microbial pathogens, and pharmaceuticals present in the waste." Other reports outlined serious impacts on air quality.

The social and environmental benefits of family farm organic food production include soil conservation, protecting groundwater from pollution of manure or pesticide runoff, preventing water depletion in the arid western U.S., supporting good working conditions for farm laborers and supporting animal welfare. We believe these are of paramount importance in the eyes of consumers economically supporting organic brands.

Some consumers who for ethical reasons would not ordinarily consume dairy products at all choose to purchase organic dairy products because they view organic milk as being humanely produced.

In national advertisements, Dean's Horizon Organic brand proclaims, regarding the cows that supply its milk, "We are ... making sure they are never confined." However, according to legal complaints currently being reviewed by the USDA, cows at Horizon Organic's corporate owned farms in Idaho and Maryland, and a number of its contract suppliers, are confined most of the time to pens in feedlots — restricted from grazing in pastures.

In April 2006 members of the national Organic Consumers Association launched a boycott of several organic dairy brands, including Horizon Organic. In response dozens of U.S. natural foods stores have stopped selling some or all Horizon Organic products such as fluid milk.

Brand image and shareholder value are threatened by these consumer concerns and the associated widespread and increasing media coverage.

We urge shareholders to vote FOR this proposal.

BOSTON COMMON
ASSET MANAGEMENT, LLC

December 11, 2006

Michelle P. Goolsby
Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary
Dean Foods Company
2515 McKinney Ave. Suite 1200
Dallas, Texas 75201

RE: Shareholder proposal by the Needmor Fund.

Dear Ms. Goolsby:

The Needmor Fund holds approximately 3,400 shares of Dean Foods Company (Dean Foods) common stock. Our client, the Needmor Fund, has authorized us to file the enclosed shareholder proposal on their behalf. The Needmor Fund seeks to reflect its values, principles and mission in its investment decisions.

Dean Foods' Horizon Organic brand is the leading organic milk and dairy products brand in the U.S. Organic foods are an important consumer market for Dean Foods. As you know, last year Boston Common Asset Management and the Needmor Fund filed a shareholder proposal regarding Dean Foods sourcing of raw organic milk from factory farms. We believe that increasing negative publicity about this has hurt Horizon's brand reputation. Further, the USDA may adopt stricter organic dairy standards, or may enforce existing standards, and that could seriously jeopardize Horizon's raw milk supply. We continue to believe that Dean's current organic milk procurement policy is a significant business issue that the company should address for its shareholders. Boston Common and the Needmor Fund seek to resolve concerns with companies through dialogue. We look forward to continuing our discussions regarding these issues. However, we are filing the enclosed proposal to protect our clients' rights to present our concerns to shareholders via the proxy statement, if necessary.

Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2007 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 (the "Act"). The Needmor Fund is the beneficial owner, as defined in Rule 13d-3 of the Act, of the above-mentioned number of shares. The Needmor Fund has held at least $2,000 in market value of these securities for more than one year at the time of the filing of this shareholder proposal and will continue to hold at least the requisite number of shares for proxy resolutions through the stockholders' meeting. Boston Common is the primary filer for this shareholder proposal. Verification of ownership will be provided under separate cover. A representative of the filers will attend the stockholders' meeting to move the resolution as required.

We look forward to hearing from you. We hope that we may discuss our proposal further and reach an agreement that may allow us to withdraw our proposal. Please send correspondence related to this matter to my attention, to Boston Common Asset Management, 84 State Street, Suite 1000, Boston, MA 02109. I can be reached by phone at (802) 223-4627 or (617) 720-5557, via fax at (617) 720-5665, or via email at sheim@bostoncommonasset.com.

Sincerely,

Steven Heim
Director of Social Research

Encl. Resolution Text

cc: Daniel Stranahan, the Needmor Fund

Dean Foods – 2007

Responding to Widespread Consumer Concerns regarding the Reputation and Propriety of Dean Food's Organic Dairy Labels

RESOLVED: Shareholders request that an independent committee of the Board review our company's policies and procedures (P&P) for its organic dairy products and report to shareholders by September 1, 2007 on the adequacy of the P&P to:

* protect our organic dairy brands and our company's reputation with organic food consumers;
* address consumer and media criticism of our company's organic dairy production and sourcing practices.

The report, to be prepared at reasonable cost, may omit confidential information.

Supporting Statement

Many consumers are turning to organic food brands because they no longer trust the conventional food system. We believe that protecting consumer confidence is essential for the long-term value of organic food brands, including those of our Company.

We believe a prime motivating interest of consumers buying organic products, including organic milk and dairy products and paying the higher price premium, is that buying organic foods supports environmental protection, humane animal husbandry practices and economic fairness for family farmers. Many believe the survival of family farming nationwide may depend more and more on the legitimacy of organic farming standards and associated marketing brands.

To some consumers, organics means avoidance of the effects of large-scale livestock operations. The article "Impacts of Wastes from Concentrated Animal Feeding Operations (CAFOs) on Water Quality." (*Environmental Health Perspectives Online* Nov. 14, 2006) states that "Based on available data, generally accepted livestock waste management practices do not adequately or effectively protect water resources from contamination with excessive nutrients, microbial pathogens, and pharmaceuticals present in the waste." Other reports outlined serious impacts on air quality.

The social and environmental benefits of family farm organic food production include soil conservation, protecting groundwater from pollution of manure or pesticide runoff, preventing water depletion in the arid western U.S., supporting good working conditions for farm laborers and supporting animal welfare. We believe these are of paramount importance in the eyes of consumers economically supporting organic brands.

Some consumers who for ethical reasons would not ordinarily consume dairy products at all choose to purchase organic dairy products because they view organic milk as being humanely produced.

In national advertisements, Dean's Horizon Organic brand proclaims, regarding the cows that supply its milk, "We are … making sure they are never confined." However, according to legal complaints currently being reviewed by the USDA, cows at Horizon Organic's corporate owned farms in Idaho and Maryland, and a number of its contract suppliers, are confined most of the time to pens in feedlots — restricted from grazing in pastures.

In April 2006 members of the national Organic Consumers Association launched a boycott of several organic dairy brands, including Horizon Organic. In response dozens of U.S. natural foods stores have stopped selling some or all Horizon Organic products such as fluid milk.

Brand image and shareholder value are threatened by these consumer concerns and the associated widespread and increasing media coverage.

We urge shareholders to vote FOR this proposal.

Dominican Sisters of Springfield Illinois
Sacred Heart Convent
1237 West Monroe Street
Springfield, Illinois 62704
(217) 787-0481 Fax (217) 787-8169

December 12, 2006

Michelle P. Goolsby
Executive Vice President, Chief Administrative Officer, General Counsel and Corporate Secretary
Dean Foods Company
2515 McKinney Ave. Suite 1200
Dallas, Texas 75201

Dear Ms. Goolsby:

The Dominican Sisters of Springfield, IL, is the beneficial owner of 80 shares of Dean Foods common stock. Through this letter we notify the company of our co-sponsorship of the enclosed resolution with Boston Common Asset Management. We present it for inclusion in the proxy statement for action at the next stockholders meeting in accordance with rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. In addition, we request that we be listed as a co-sponsor of this resolution with Boston Common Asset Management in the company proxy statement.

Proof of ownership of common stock in the company in enclosed. We have held the requisite amount of stock for over a year and intend to maintain ownership through the date of the annual meeting. There will be a representative present at the stockholders meeting to present this resolution as required by the SEC Rules. We are filing this resolution with other concerned investors. Steven Heim, representing Boston Common Asset Management, will serve as primary contact for the co-sponsors.

Sincerely,

S. Linda Hayes, OP

Sister Linda Hayes, OP
Dominican Sisters of Springfield, IL

cc: Steven Heim, Boston Common Asset Management
Leslie Lowe, ICCR
Julie Wokaty, ICCR

Dean Foods – 2007

Responding to Widespread Consumer Concerns regarding the Reputation and Propriety of Dean Food's Organic Dairy Labels

RESOLVED: Shareholders request that an independent committee of the Board review our company's policies and procedures (P&P) for its organic dairy products and report to shareholders by September 1, 2007 on the adequacy of the P&P to:

* protect our organic dairy brands and our company's reputation with organic food consumers;
* address consumer and media criticism of our company's organic dairy production and sourcing practices.

The report, to be prepared at reasonable cost, may omit confidential information.

Supporting Statement

Many consumers are turning to organic food brands because they no longer trust the conventional food system. We believe that protecting consumer confidence is essential for the long-term value of organic food brands, including those of our Company.

We believe a prime motivating interest of consumers buying organic products, including organic milk and dairy products and paying the higher price premium, is that buying organic foods supports environmental protection, humane animal husbandry practices and economic fairness for family farmers. Many believe the survival of family farming nationwide may depend more and more on the legitimacy of organic farming standards and associated marketing brands.

To some consumers, organics means avoidance of the effects of large-scale livestock operations. The article "Impacts of Wastes from Concentrated Animal Feeding Operations (CAFOs) on Water Quality." (*Environmental Health Perspectives Online* Nov. 14, 2006) states that "Based on available data, generally accepted livestock waste management practices do not adequately or effectively protect water resources from contamination with excessive nutrients, microbial pathogens, and pharmaceuticals present in the waste." Other reports outlined serious impacts on air quality.

The social and environmental benefits of family farm organic food production include soil conservation, protecting groundwater from pollution of manure or pesticide runoff, preventing water depletion in the arid western U.S., supporting good working conditions for farm laborers and supporting animal welfare. We believe these are of paramount importance in the eyes of consumers economically supporting organic brands.

Some consumers who for ethical reasons would not ordinarily consume dairy products at all choose to purchase organic dairy products because they view organic milk as being humanely produced.

In national advertisements, Dean's Horizon Organic brand proclaims, regarding the cows that supply its milk, "We are ... making sure they are never confined." However, according to legal complaints currently being reviewed by the USDA, cows at Horizon Organic's corporate owned farms in Idaho and Maryland, and a number of its contract suppliers, are confined most of the time to pens in feedlots -- restricted from grazing in pastures.

In April 2006 members of the national Organic Consumers Association launched a boycott of several organic dairy brands, including Horizon Organic. In response dozens of U.S. natural foods stores have stopped selling some or all Horizon Organic products such as fluid milk.

Brand image and shareholder value are threatened by these consumer concerns and the associated widespread and increasing media coverage.

We urge shareholders to vote FOR this proposal.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 9, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dean Foods Company
Incoming letter dated January 19, 2007

The proposal requests that an independent committee review the company's policies and procedures for its organic dairy products and report to shareholders on the adequacy of the policies and procedures to protect the company's brands and reputation and address consumer and media criticism.

There appears to be some basis for your view that Dean Foods may exclude the proposal under rule 14a-8(i)(7), as relating to Dean Foods' ordinary business operations (i.e., customer relations and decisions relating to supplier relationships). Accordingly, we will not recommend enforcement action to the Commission if Dean Foods omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel

END